I IN THE SKY, INC.

1315 5th Street South

Hopkins, MN  55313

VIA EDGAR

January 24, 2014

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      I In The Sky Inc.

            Amendment No. 1 to Registration Statement on Form S-1

            Filed: January 6, 2014

            File No. 333-192272

Dear Mr. Spirgel:

This letter is in response to your comment letter dated January 15, 2014, with regard to the Amendment No. 1 to the Form S-1 filing of I In The Sky Inc., a Nevada corporation (“I in the Sky” or the "Company") filed on January 6, 2014.  Responses to each comment have been keyed to your comment letter.

Prospectus Cover Page

1.      References throughout the document have been revised.

2.      An additional disclosure has been made.

Decision to Go Public, page 4

3.      Additional disclosures have been added.

The Offering, page 4

4.      A sentence has been added to the Offering on page 3 which indicates that since none of the offering proceeds will be used to pay the offering expenses, the net proceeds will equal the gross proceed.

Selling Security Holders, page 22

5.      This disclosure has been reconciled.

Plan of Distribution, page 22

Shares Offered by Selling Stockholders, page 23

6.      This statement has be revised.

Certain Relationships and Related Transactions, page 42

7.      The principal of PB Capital, Clark Nichols and Dale Hensel have been acquainted with me variously between 4 and 16 years.  I needed some assistance in developing the Company’s business plan, deciding the structure of the Company and locating professionals to assist in that process, since I have never formed a company to be taken public.  I sought advice from these associates, but they did not take the initiative in founding and organizing the business.  Their respective roles were to provide advice that I sought from them.  They did not seek or initiate any matters regarding the formation of the Company or its organization.  Therefore, they do not meet the definition of promoters under Rule 1-02(s) of regulation S-K.

Please contact me with any further comments or questions.  The Company will file the redlined version of the S-1/A and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (michaelpstaples@aol.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michael Staples

_____________________

Michael Staples, President